Exhibit 21

List of Subsidiaries

Significant Subsidiary	Jurisdiction of Incorporation/Formation
Information Handling Services Group Inc.	Delaware
IHS Energy Group Inc.	Delaware
PID Acquisition Corp.	Delaware
Dwights Acquisition Corp.	Delaware
Petroleum Information/Dwights LLC.	Delaware
DOREV,Inc.	Delaware
Information Handling Services Inc.	Delaware
IHS Energy Canada Ltd.	Canada
IHS Group Holdings Limited.	United Kingdom
Technical Indexes Limited.	United Kingdom
Petroconsultants SA.	Switzerland